UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)

Mueller Water Products, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

624758108
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

        [   ]  Rule 13d-1(b)
        [X]  Rule 13d-1(c)
        [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624758108

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Mount Kellett Capital Management LP

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned
by Each Reporting Person With:	(5) Sole Voting Power:	0*
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	0*
	(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not applicable

(11) Percent of Class Represented by Amount in Row (9): 0.0%*

(12) Type of Reporting Person (See Instructions): IA

* As of December 31, 2013, the date of the event which requires the filing of this statement (the “Reporting Date”), certain funds and managed accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), held no shares of common stock, par value $0.01 (the “Common Stock”), of Mueller Water Products, Inc. (the “Company”).  The Reporting Person, through one or more intermediate entities, possessed the sole power to vote and the sole power to direct the disposition of the Common Stock of the Company previously held by the Funds.

CUSIP No 624758108

Item 1(a) Name Of Issuer: Mueller Water Products, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

1200 Abernathy Road, N.E.
Suite 1200
Atlanta, GA 30328

Item 2(a) Name of Person Filing:

Mount Kellett Capital Management LP

Item 2(b) Address of Principal Business Office or, if None, Residence:

623 Fifth Avenue
18th Floor
New York, New York 10022

Item 2(c) Citizenship:

State of Delaware

Item 2(d) Title of Class of Securities: Common Stock, par value $0.01

Item 2(e) CUSIP No.: 624758108

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not applicable.

Item 4. Ownership

(a) Amount Beneficially Owned:	0*

(b) Percent of Class:	0.0%*

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:	0*

(ii) shared power to vote or to direct the vote:	0

(iii) sole power to dispose or to direct the disposition of:	0*

(iv) shared power to dispose or to direct the disposition of:	0
_____________
* As of December 31, 2013, the date of the event which requires the filing of this statement (the “Reporting Date”), certain funds and managed accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), held no shares of common stock, par value $0.01 (the “Common Stock”), of Mueller Water Products, Inc. (the “Company”).  The Reporting Person, through one or more intermediate entities, possessed the sole power to vote and the sole power to direct the disposition of the Common Stock of the Company previously held by the Funds.

CUSIP No 624758108

Item 5.  Ownership of 5 Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [X].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

       Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

       Not Applicable.

Item 8.  Identification and Classification of Members of the Group

       Not Applicable.

Item 9.  Notice of Dissolution of Group

       Not Applicable.

Item 10.  Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No 624758108

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)